f____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and the Netherlands Aerospace Centre Sign a MoU for Strategic Collaboration Relating to Aerospace Research

Amsterdam, The Netherlands, November 23, 2021 – Embraer and the Royal Netherlands Aerospace Center (Royal NLR) have signed a Memorandum of Understanding (MoU) for a potential strategic collaboration relating to aerospace research. The research areas include technology development and innovation in defense and space systems, general aviation, MRO, air mobility, and sustainability.

The MoU also brings together the possibility to extend and increase long-term relations between Embraer and Royal NLR during the design and development of Embraer products, such as the E-Jets family and recent E2 models, the legacy family of executive jets and the KC-390 Millennium multi-mission aircraft, and programs. In this context, the two companies are already discussing potential opportunities related to automated maintenance procedures.

“Embraer and NLR are long-time collaborators with each party contributing specific expertise necessary to conduct complex research and developments to be applied in advanced technologies and innovative products. This new MoU is another important step in our long-term relationship in The Netherlands and reiterates our commitment to further strengthen our collaborative partnership with NLR in a dynamic aerospace ecosystem,” said Jackson Schneider, President and CEO of Embraer Defense & Security.

Michel Peters, CEO of Royal NLR, adds: “Indeed, Embraer and Royal NLR have a longstanding relationship and we are happy to strengthen and extend our relation even more through this MoU. This partnership is an opportunity for both parties to address shared challenges, identify common interests and to develop innovative approaches and methods to address the issues of global aviation. I really welcome the increased cooperation between Embraer and Royal NLR, and I am looking forward to see our mutual benefit.”

In the last two decades, Embraer and Royal NLR have been working in close collaboration in research and development in such areas as new materials, flight-deck technology, system development, and aerodynamics applied in the company’s leading-edge products including wind tunnel tests and advanced aero-elastic wind tunnel models.

Embraer and Royal NLR are both members of The Netherlands Aerospace Group (NAG). This MoU is a further development of the Memorandum of Understanding signed between Embraer and NAG in September 2021 to discuss potential strategic relationships in the fields of aviation and sustainability.

Follow us on Twitter: @Embraer

About Royal NLR - Netherlands Aerospace Centre

Royal NLR has been a centre of expertise for over a century now, with a deep-seated desire to keep innovating. It is an organisation that works to achieve sustainable, safe, efficient and effective aerospace operations.

The combination of in-depth insights into customers’ needs, multidisciplinary expertise and state-of-the-art research facilities makes rapid innovation possible. Both domestically and abroad, NLR plays a pivotal role between science, the commercial sector and governmental authorities, bridging the gap between fundamental research and practical applications. Additionally, NLR is one of the large technological institutes (GTIs) that have been collaborating over a decade in the Netherlands on applied research united in the TO2 federation.

From its main offices in Amsterdam and Marknesse plus two satellite offices, NLR helps to create a safe and sustainable society. It works with partners on numerous programmes in both civil aviation and defence, including work on complex composite structures for commercial aircraft and on goal-oriented use of the F-35 fighter. Additionally, NLR helps to achieve both Dutch and European goals and climate objectives in line with the Luchtvaartnota (Aviation Policy Document), the European Green Deal and Flightpath 2050, and by participating in programs such as Clean Sky and SESAR. For more information, go to www.nlr.org.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations